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Peter M. Fass Member of the Firm Direct Dial 212.969.3445 pfass@proskauer.com

September 11, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Sonia Barros

Re:	American Realty Capital Trust, Inc.
Post Effective Amendment No. 5 to Form S-11
Filed August 28, 2009
File No. 333-145949
Response to September 8, 2009 comment letter

Dear Ms. Barros:

This firm represents American Realty Capital Trust, Inc. (the “Company” or “Firm”) in connection with its registration under the Securities Act of 1933.  In furtherance thereof, we are submitting the enclosed response to the comments and requests in your letter, dated September 8, 2009 (the “Comment Letter”) and to indicate the changes that have been made in Post Effective Amendment No. 5 to Form S-11 (“Post Effective Amendment No. 5”) that was filed on August 28, 2009 with the SEC.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter.  For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses.

Registration Statement Cover Page

1.	Please include the Form S-11 cover page language reflecting your reliance on Rule 415. This language was added in a recent amendment to the form.

7673/12536-004 Current/15715840v1	09/11/2009 02:25 PM

September 11, 2009

The required language has been included in the Form S-11 cover page.

General

2.	Please tell us what consideration you have given to updating your base prospectus.

Subsequent to obtaining the SEC’s acceptance of Post-Effective Amendment No. 5, the Company will file another Post-Effective Amendment with a new base prospectus that will include all items identified within previously filed prospectus supplements and will incorporate by reference previously filed Exchange Act reports and materials.

3.	Please consider using historical incorporation by reference to update your prospectus as permitted in the recent amendment to Form S-11.

In the future, the Company will use historical incorporation by reference to update the base prospectus as permitted in the recent amendments to Form S-11.

4.
We note the filing does not include the signature of your controller or principal accounting officer.  In your letter dated April 27, 2009 your indicated to us that Brian S. Block is the Company’s Principal Financial Officer and Principal Accounting Officer and that his positions as both Principal Financial Officer and Principal Accounting Officer will be reflected accordingly in future signature blocks to the company’s S-11.  Please include this signature in an amended filing.  See the Signatures section of Form S-11.

The relevant signature block has been amended.

Along with this letter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we have also submitted an acceleration request letter from Nicholas Schorsch on behalf of the Company, asking that Post Effective Amendment No. 5 become effective at 4:00 p.m. on September 15, or as soon thereafter as practicable, or at such later time as may be orally requested.

Regards,

/s/ Peter M. Fass

Peter M. Fass